Exhibit 99.1

LETTER TO THE STOCK EXCHANGES

[LETTERHEAD]

June 30, 2005

The Manager – Listing,
The Stock Exchange, Mumbai

The Manager – Listing,
The National Stock Exchange of India Limited

The Market operations/ Press Room,
NYSE, New York

     Dear Sir,

     Sub: Resignation

     Pursuant to clause 30(a) of the Listing Agreement with BSE and NSE and Para 204.14 of the NYSE Listed Company Manual we hereby inform the Stock Exchanges that Mr Vivek Paul, Vice Chairman of the company has resigned from the services of the company and from the Board of Directors of the Company with effect from the close of business hours on October 1, 2005.

     We are also enclosing copy of a Press Release which is being released today.

Thanking You,

Yours Faithfully,
For WIPRO LIMITED

V. Ramachandran
Company Secretary

Encl: a/a

Wipro announces new organization structure

Vivek Paul moves on to a new innings

     Bangalore, June 30, 2005: Wipro Ltd. (NYSE: WIT) today announced that after six successful years at Wipro, Mr. Vivek Paul is moving on to play a significant role in the technology and life sciences space, by becoming a Partner at the Texas Pacific Group, a leading private investment firm. Wipro also introduced the leadership team that will drive the next phase of growth.

     Dr Lakshman Rao has been appointed the Chief Operating Officer. Sudip Banerjee, President will lead the Enterprise Business and Girish Paranjpe, President will lead the Banking and Financial Services Business. Suresh Vaswani, President will continue to lead the India and Asia Pacific IT Business along with his leadership of the key technology expertise horizontals of Technology Infrastructure Services and Testing globally. T K Kurien will continue to lead Wipro’s BPO business. All of the above will report into Azim Premji, Chairman of Wipro Ltd. Ramesh Emani will lead the R&D Services business, reporting into Dr. Rao.

     Commenting on these changes, Azim Premji, Chairman said, “Vivek’s contribution to the success of our Global IT business has been significant, reflected in Wipro’s lead position today in many areas – R&D Services, IT Outsourcing and BPO. We wish Vivek the very best for his future. Vivek has groomed a set of global leaders who can take over from him and continue to build on this foundation. The priorities for the new team will be

•	Leading industry growth

•	Enhancing customer value by domain, business insights and proprietary frameworks

•	Leveraging increased market synergies from our Technology business, and

•	Building empowered teams and leaders

     By widening and adding depth to our service portfolio, investing in sales and marketing and focusing on training, we hope to take Wipro to its Vision of Global leadership.”

     Reflecting on his tenure and future, Vivek Paul said, “The past six years have been deeply fulfilling for me. Wipro today leads in the transformation taking place in the technology and business Services space, and is therefore ideally positioned to enhance customer value. I am supremely confident that the leadership team taking over from me will continue to make significant progress in this direction.

     I am equally excited about my own future, which would involve me helping entrepreneurs and corporations grow rapidly and capitalize on global opportunities. The focus on technology and life sciences fully leverages my background, and the wide footprint at TPG gives me the perfect opportunity”

About Wipro Limited

Wipro provides comprehensive IT solutions and services, including systems integration, Information Systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first P CMM Level 5 and SEI CMM Level 5 certified IT Services Company globally.

In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. Wipro also has a profitable presence in niche market segments of consumer products and lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations.

     Wipro’s ADSs are listed on the New York Stock Exchange, and its equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange, among others. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.co.in

Forward-looking and cautionary statements
Certain statements in this release concerning our future growth prospects are forward-looking statements which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Wipro has made strategic investments, withdrawal of fiscal governmental incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Wipro may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. Wipro does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.